UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G5753U112

(CUSIP Number)

Keith Lyon

General Counsel

Catalina Holdings (Bermuda) Ltd

Cumberland House

1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda

Tel: +1 441 494 6368

With a Copy to:

Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: 212 909 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1.	Name of Reporting Person CATALINA HOLDINGS (BERMUDA) LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,161,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,161,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,900

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.01% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Calculated based on the 83,007,351 aggregate number of common shares stated to be outstanding on February 20, 2018 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2018.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Maiden Holdings, Ltd., a Bermuda registered and domiciled holding company (the “Issuer”).

The address of the principal executive offices of the Issuer is 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2. Identity and Background

This Schedule 13D is being filed by Catalina Holdings (Bermuda) Ltd (“Catalina”), a Bermuda registered and domiciled holding company.

The place of organization of Catalina is Bermuda.  The principal business of Catalina is to acquire insurance and reinsurance companies/portfolios either in run-off or going into run-off.  Catalina was not formed for the specific purpose of investing in the securities of the Issuer.  The principal office of Catalina is located at Cumberland House, 1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda.  The registered office of Catalina is located at Andrew’s Place, Fifth Floor, 51 Church Street, Hamilton HM12, Bermuda.

The name, present principal occupation or employment and business address and citizenship of each director and executive officer of Catalina are as set forth below.

Name	Present Principal Occupation/Employment and Address	Citizenship
Directors

Mr. Christopher Fagan

Chairman, President and Chief Executive Officer of Catalina Holdings (Bermuda) Ltd.

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

Cumberland House, 1 Victoria Street, 7th Floor

Hamilton HM 11

Bermuda

United Kingdom

Mr. Dean Dwonczyk	Director of Liabilities and Risk Management of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Australia

Mr. Yvon Trepanier	Self-Employed Actuary BUSINESS ADDRESS: 1089 Fremont Street Longueuil, Quebec Canada J4J 1J2	Canada

Mr. Gernot Lohr	Investment Professional at Apollo Management International, LP BUSINESS ADDRESS: Apollo Management International, LP 25 St George Street London W1S 1FS United Kingdom	Germany

Mr. Michael Murray	Investment Manager at Ontario Teachers’ Pension Plan BUSINESS ADDRESS:	Canada

Ontario Teachers’ Pension Plan Board Ontario Teachers’ Pension Plan 5650 Yonge Street, Toronto, Ontario Canada M2M 4H5

Mr. Alexander Humphreys	Finance Professional at Apollo Management International, LP BUSINESS ADDRESS: Apollo Management International, LP 25 St George Street London W1S 1FS United Kingdom	United Kingdom

Mr. Francois Boudreault	Investment Professional at Caisse de depot et placement du Quebec BUSINESS ADDRESS: Caisse de depot et placement du Quebec 1000, place Jean-Paul-Riopelle Montreal Quebec Canada H2Z 2B3	Canada

Ms. Caroline Foulger	Independent non-executive director BUSINESS ADDRESS: 15 Harrington Sound Road Hamilton Parish HS02 Bermuda	United Kingdom

Ms. Colleen Campbell	Investment Banker at BMO Capital Markets BUSINESS ADDRESS: BMO Capital Markets 100 King Street West Toronto Ontario Canada M5X 1H3	Canada

Executive Officers

Mr. Christopher Fagan

Chairman, President and Chief Executive Officer of Catalina Holdings (Bermuda) Ltd.

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

Cumberland House, 1 Victoria Street, 7th Floor

Hamilton HM 11

Bermuda

United Kingdom

Mr. Dean Dwonczyk	Director of Liabilities and Risk Management of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Australia

Mr. Peter Johnson	Chief Operating Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd.	United States

Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda

Mr. Christopher Fleming	Chief Financial Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Mr. Keith Lyon(2)	Group General Counsel of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Mr. Peter Harnik	Group Chief Investment Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Charles Kasmer	Group Chief Actuary of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Campbell McBeath	Group Treasurer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Bermuda

Mr. Mayur Patel	Head of M&A and Reinsurance of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United States

Mr. Timothy Walker	Group Chief Risk Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	United Kingdom

Ms. Brenda Lehmann(3)	Deputy Group General Counsel of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Cumberland House, 1 Victoria Street, 7th Floor Hamilton HM 11 Bermuda	Canada

(2)                                 Mr. Lyon also serves as an alternate director of Catalina.

(3)                                 Ms. Lehmann also serves as an alternate director of Catalina.

During the last five years, neither Catalina nor, to the knowledge of Catalina, any of the persons set forth in the table above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock were purchased by Catalina in the open market at an aggregate purchase price (excluding brokerage commissions) of $27,290,930.14.  The source of the funds used by Catalina to purchase the Common Stock was working capital of Catalina.

Item 4. Purpose of Transaction

Catalina acquired the Common Stock to which this Schedule 13D relates for investment purposes.

Depending upon overall market conditions, other investment opportunities available to Catalina, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, Catalina may acquire or dispose of Common Stock, including through public and private transactions.

Catalina intends to review its investment in the Issuer on a continuing basis.  Depending on various factors, Catalina may, from time to time and at any time in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, any of the actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.

Catalina reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including reconsidering or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  Catalina beneficially owns in aggregate 4,161,900 shares of Common Stock, which represent 5.01% of the outstanding Common Stock based on 83,007,351 shares outstanding as of February 20, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 1, 2018.

(b)  Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 4,161,900 shares of Common Stock.

(c)  The following table lists all the transactions in Common Stock effected during the past sixty days by Catalina.  All such transactions were effected on the open market.

Shares of Common Stock Purchased	Price per Share ($)	Date of Purchase
116,000	6.869	02/05/2018
74,000	6.867	02/06/2018
36,000	6.868	02/07/2018
85,000	6.868	02/08/2018
75,000	6.862	02/09/2018
27,000	6.856	02/12/2018
152,500	6.092	03/01/2018
500,000	5.986	03/01/2018
175,000	6.054	03/02/2018
50,000	6.164	03/05/2018
70,000	6.215	03/06/2018
50,000	6.320	03/08/2018
65,000	6.289	03/09/2018
100,000	6.483	03/13/2018
100,000	6.518	03/14/2018
148,600	6.402	03/15/2018
75,000	6.563	03/16/2018
100,000	6.787	03/19/2018
285,000	6.806	03/20/2018
350,000	6.848	03/21/2018

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Catalina and any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2018

CATALINA HOLDINGS (BERMUDA) LTD.

By:	/s/ Brenda Lehmann
	Name:	Brenda Lehmann
	Title:	Deputy Group General Counsel and Vice President